EXHIBIT 28(d)(7)

AMENDMENT TO SUB-ADVISORY AGREEMENT

This amendment to Sub-Advisory Agreement, effective January 1, 2012 (this “Amendment”), is made by and among GW Capital Management, LLC, doing business as Maxim Capital Management, LLC, a Colorado limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the “Adviser”), T. Rowe Price Associates, Inc., a Maryland corporation registered as an investment adviser under the Investment Advisers Act of 1940 (the “Sub-adviser”), and Maxim Series Fund, Inc. a Maryland corporation (the “Fund”).

WHEREAS, the Adviser, Sub-adviser and Fund are parties to the Sub-Advisory Agreement, dated November 1, 1994, as amended (the “Agreement”), whereby Sub-adviser agreed to act as investment adviser to the Maxim T. Rowe Price Equity/Income Portfolio (the “Portfolio”); and

WHEREAS, the Adviser, Sub-adviser and Fund desire to amend the Agreement on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Article III, Section A of the Agreement is replaced in its entirety with the following:

A. Investment Advisory Fee. The Adviser, and not the Fund, will pay as monthly compensation to the Sub-adviser for the services rendered by the Sub-adviser with respect to the Portfolio, as described in Article II of this Agreement, based on the annual percentage of the average daily net assets of the Portfolio (the “NAV Fee”) as set forth below:

Annual Fee Rate	Assets
0.50%	First $50 million
0.45%	Next $50 million
0.40%	Reset at $100 million
0.35%	Reset at $200 million
0.325%	Reset at $500 million
0.30%	Over $500 million
0.30%	Reset at $1 billion

Payment to the Sub-adviser will be made by the 15th of each month by the Adviser based on the average daily net assets of the Portfolio during the prior month. If this Agreement becomes effective or terminates before the end of any month, the investment advisory fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proration which such period bears to the full month in which such effectiveness or termination occurs.

2. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall control.

3. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4. Except as amended by this Amendment, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their respective officials duly authorized, as of the day and year first written above.

[Remainder of page intentionally blank. Signature page to follow.]

ATTEST:		MAXIM SERIES FUND, INC.

By:	/s/ R.L. Logsdon	By:	/s/ M.C. Maiers
Name:	R.L. Logsdon	Name:	M.C. Maiers
Title:	Assistant Vice President,	Title:	Chief Financial Officer & Treasurer
Counsel & Secretary

ATTEST:		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Linda C. Cosby	By:	/s/ Fran Pollack-Matz
Name:	Linda C. Cosby	Name:	Fran Pollack-Matz
Title:	Assistant Vice President	Title:	Vice President

ATTEST:		GW CAPITAL MANAGEMENT, LLC

By:	/s/ R.L. Logsdon	By:	/s/ S.M. Corbett
Name:	R.L. Logsdon	Name:	S.M. Corbett
Title:	Assistant Vice President,	Title:	President & Chief Executive Officer
Counsel & Secretary